                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2002.


                                   DOMTAR INC.

             395 DE MAISONNEUVE BLVD. WEST, MONTREAL, QUEBEC H3A 1L6


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F                              Form 40-F     [check mark]
               ------------------------              ------------------------

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes                                     No         [check mark]
         ----------------------------            ----------------------------


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........


     ENCLOSED ARE DOMTAR INC.'S THIRD QUARTER RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2002.

                                                                   (DOMTAR LOGO)

3. Domtar Inc.
   Third Quarter 2002

"The new strength of paper, you'll find it on shelves everywhere."



                             (PROMOTIONAL PICTURE)

HIGHLIGHTS

--   Net earnings of $59 million, or $0.26 per common share.

--   Operating profit of $136 million.

-- Net debt-to-total-capitalization ratio reduced from 55% as at December 31, 2001, to 51% as at September 30, 2002.

RECENT DEVELOPMENTS

-- Acquisition synergies reached an annualized run rate of US$60 million as at September 30, 2002, vs a US$65 million target as at December 31, 2002.

-- Creation of a new Forest Products Group, which combines both timber and lumber operations.

-- Domtar stock included for a fourth consecutive year in the Dow Jones Sustainability Group Index.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, printing and publishing papers, and specialty and technical papers. Domtar manages according to internationally recognized standards 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

For further information

Investor relations
Christian Dube
Senior Vice-President
and Chief Financial Officer
Tel.: (514) 848-5511
Fax: (514) 848-5638

Jean-Sebastien Vanbrugghe
Manager, Investor Relations
Tel.: (514) 848-5469
Fax: (514) 848-5638
Email: ir@domtar.com

Communications
William George
Vice-President,
Communications &
Government Relations
Tel.: (514) 848-5103
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montreal, Quebec  H3A 1L6
Tel.: (514) 848-5400
Internet: www.domtar.com


Brokerage firms that follow Domtar:

Bank of America
BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
National Bank Financial
Raymond James
RBC Capital Markets
Salomon Smith Barney
Scotia Capital Markets
TD Newcrest
UBS Warburg
Valeurs mobilieres Desjardins

Your life, our products

                    Customers                 Products                   Applications

Papers              Businesses                BUSINESS PAPERS            Photocopies
60%  (1)            Quick printers            High volume                Office documents
                    Homes                     copy paper                 Presentations
                                              Premium imaging/
                                              technology paper

                    Commercial                COMMERCIAL                 Pamphlets
                    Printers                  PRINTING PAPERS            Brochures
                                              Offset                     Direct mail
                                              Opaque                     Commercial printing
                                              Coated                     Forms and envelopes


Paper               Designers                 DESIGNER PAPERS            Annual reports
Merchants                                     Text, cover and writing    Stationery
22%  (1)                                      Premium coated             High-end printing

                    Publishers                PUBLICATION PAPERS         Books
                                              Uncoated lightweights      Catalogues
                                              Coated lightweights        Magazines
                                              Heavyweight book

                    Converters                TECHNICAL AND              Food and candy
                    Makers of                 SPECIALTY PAPERS           wrapping
                    end products              Flexible packaging         Surgical gowns
                                              Label papers               Security check papers
                                              Medical disposables        Wallpapers
                                              Decorative papers


Wood                Home improvement          VALUE-ADDED AND            Building and
7%  (1)             centers                   DIMENSIONAL LUMBER         remodeling
                    Wholesalers and           Premium, J-Grade,          Residential
                    Distributors              Decking, MSR, I-Joist      Construction
                                              Dimensional lumber
                                              Studs

                    Re-manufacturers          WOOD COMPONENTS            Re-manufactured
                    of wood products          Wood components            into bed frames,
                                                                         shelving, door
                                                                         and window
                                                                         components, etc


Packaging           Makers of boxes           PACKAGING                  Packaging of very
11%  (1)            End users of              Custom made boxes          small to very large
                    containerboard boxes                                 objects

(1) As per net sales in 3rd quarter of 2002.


3. Domtar Inc. Third Quarter 2002

HIGHLIGHTS

NET SALES
(In millions of CAN$)

(BAR CHART)

   2000(2)   2001(2)   2002

EBITDA(1)
(In millions of CAN$)

(BAR CHART)

NET EARNINGS (LOSS)
(In millions of CAN$)

(BAR CHART)

NET EARNINGS (LOSS)
PER BASIC SHARE (in CAN$)

(BAR CHART)


SELECTED FINANCIAL DATA

(In millions of Canadian dollars, unless otherwise noted)

                                                                Three months ended                 Year ended
                                                    ----------------------------------------     December 31(2)
                                                    September 30    June 30  September 30(2)   ------------------
                                                        2002         2002         2001         2001         2000
                                                    ------------    -------  ---------------   -----        -----
                                                          $            $            $            $            $
                                                                   (Unaudited)
OPERATING RESULTS
Net sales                                               1,390        1,416        1,177        4,377        3,598
EBITDA(1)                                                 233          217          163          607          715
Operating profit                                          136          118           83          313          476
Financing expenses                                         51           43           64          167          119
Net earnings                                               59           55           14          140          262
Net earnings per common share                            0.26         0.24         0.08         0.72         1.42
Cash flows provided from operating activities
         per common share                                0.74         1.13         0.85         3.80         3.21
Weighted average number of common shares
         outstanding (millions)                         227.4        227.3        180.8        191.2        182.9
BALANCE SHEET DATA
Total assets                                            6,958                                  7,055        4,235
Long-term debt                                          2,675                                  2,872          973
Shareholders' equity                                    2,524                                  2,426        1,809
Net debt-to-total-capitalization                          51%                                    55%          36%
Book value per common share                             10.89                                  10.51         9.79
OTHERS
Cash flows provided from operating activities             169                                    727          587
Free cash flow                                            119                                    441          345
Annualized return on equity (ROE)                         10%                                     7%          16%

--------
(1)  Earnings before interest expense, income taxes and amortization

(2) Figures have been restated to reflect the application of amended accounting recommendations

RELATIVE PERFORMANCE - DTC Index:1998 = 1

(LINE CHART)

DOMTAR STOCK PRICE

(LINE CHART)

(DOMTAR LOGO)

Nolin Branding & Design

Printed in Canada

Printed 4-color process on new FSC Domtar Plainfield 80 lb. cover and 70 lb. text. FSC Trademark(C)1996 Forest Stewardship Council A.C. SW-COC-681

The FSC Trademark identifies forests which have been certified in accordance with the rules of the Forest Stewardship Council.

(FOREST STEWARDSHIP LOGO)

                                                             (PROMOTIONAL PHOTO)



Dear Shareholder,

The results of the third quarter are invigorating for the Domtar team. In fact, the growing demand for our products is an indication of our clients' satisfaction with the quality of our products and our prompt, efficient service.

This customer loyalty, a reflection of Domtar's different feel, combined with the rigourous implementation of our two profitability improvement programs, resulted in an outstanding third quarter, in which we tripled our earnings per share over the same quarter last year.

What this means is that we are well on our way to meeting the 2002 objectives we set for our profitability improvement programs and our debt-to-equity ratio. Indeed, at the end of the third quarter, synergies related to the acquisition of four U.S. paper mills already reached an annualized run rate of US$60 million, versus a US$65 million target at the end of 2002. For the same period, our net debt-to-total-capitalization ratio was 51%, compared to our objective of 50% target at December 31, 2002.

In the lumber sector, which accounts for approximately 7% of our sales for the quarter, the imposition of various duties by the U.S. as well as difficult market conditions have led us to consolidate management of our timber and lumber operations under a single group, in order to improve our performance in this business segment.

Finally, we are proud to note that Domtar's overall performance in the area of sustainable development was recognized when its stock was reconfirmed for a fourth consecutive year in the Dow Jones Sustainability Index.

All these factors are helping to position Domtar to take full advantage of any improvements in the economy and provide a 15% return on equity or more over a normal business cycle.


                                Raymond Royer
                                President and Chief Executive officer

MD&A

The Management's Discussion and Analysis contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).

OUR BUSINESS

BUSINESS PROFILE

Domtar's reporting segments correspond to the following four business activities: Papers, Paper Merchants, Wood and Packaging. For the year ended December 31, 2001, our consolidated net sales were $4.4 billion, including the net sales from the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition). If the Acquisition had occurred on January 1, 2001, our pro forma consolidated net sales would have been $5.5 billion.

PAPERS

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, printing and publishing, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 630,000 tons. Our Papers business is our most important segment and represented approximately 58% of our consolidated net sales during the first nine months of 2002.

CATEGORIES        Business Papers                      Printing and Publishing Papers                           Technical
                                                                                                                and Specialty
                                                                                                                Papers

TYPES             Uncoated Freesheet                                                          Coated            Uncoated and
                                                                                              Freesheet         Coated Freesheet

GRADES            Copy            Premium imaging      Offset                 Lightweight     Lightweight       Flexible packaging
                                                       Business converting    Opaques         Premium           Abrasive papers
                                                                              Text and cover  Regular           Decorative papers
                                                                                                                Imaging papers
                                                                                                                Label papers
                                                                                                                Medical disposables

APPLICATIONS      Photocopies                          Pamphlets              Stationery      Brochures         Food & candy
                  Office documents                     Brochures              Brochures       Annual reports    wrappings
                  Presentations                        Direct mail            Annual reports  Books             Surgical gowns
                                                       Commercial             Books           Magazines         Repositionable
                                                       printing               Catalogues      Catalogues        note pads
                                                       Forms & envelopes                                        Security check
                                                                                                                papers
                                                                                                                Wallpapers

CAPACITY*         As at September 30, 2002: 2,700,000 tons

                  700,000 tons    200,000 tons         500,000 tons           535,000 tons    400,000 tons      365,000 tons
                  (26%)           (7%)                 (19%)                  (20%)           (15%)             (13%)


--------
* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the announcement we made on March 27, 2002, to close three paper machines: two in St. Catharines, Ontario and one in Nekoosa, Wisconsin resulting in the reduction of 50,000 tons of paper manufacturing capacity at St. Catharines and 30,000 tons at Nekoosa. St. Catharines ceased operations at the end of September 2002.

PAPER MERCHANTS

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well as by other manufacturers. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Quebec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large client base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first nine months of 2002.

WOOD

Our Wood business includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources. We operate 14 sawmills and two re-manufacturing facilities, with an annual capacity of 1.2 billion board feet. We seek to maximize the utilization of forestlands for which we are responsible through efficient management and by following certified sustainable forest management practices so that a continuous supply of wood is available for future needs. Our Wood business represented 9% of our consolidated net sales during the first nine months of 2002.

PACKAGING

Our Packaging business represents our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac and its debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac by the proportionate consolidation method. Norampac's network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales during the first nine months of 2002.


SUMMARY OF OPERATING RESULTS

FINANCIAL HIGHLIGHTS

                                     Three months ended    Nine months ended
                                        September 30          September 30
(In millions of Canadian dollars,    ------------------    ------------------
except per share amounts)             2002      2001(1)     2002      2001(1)
                                     -----      ------     -----      ------
                                        $          $          $         $
Net sales                            1,390      1,177      4,134      3,075
EBITDA                                 233        163        592        450
Operating profit                       136         83        286        249
Net earnings                            59         14        103        122
Net earnings per share (basic)        0.26       0.08       0.45       0.66

Net sales allocation by segment (%):
     Papers                             60         54         58         48
     Paper Merchants                    22         25         22         29
     Wood                                7          9          9         10
     Packaging                          11         12         11         13
                                     -----      -----      -----      -----
          Total                        100        100        100        100

Selling price index (%)                 92         94         91         97
                                     -----      -----      -----      -----

--------
(1) Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".


THIRD QUARTER 2002 VS THIRD QUARTER 2001

NET SALES OF $1.4 BILLION

Net sales for the third quarter of 2002 totaled $1,390 million, up $213 million (or 18%) from net sales of $1,177 million in the third quarter of 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills for the full three months in 2002 compared to only two months in the corresponding quarter in 2001, as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the third quarter of 2002 would have decreased by $2 million compared to net sales of the third quarter of 2001. This decrease was mainly due to lower transaction prices for all of our businesses except pulp, as well as by the $11 million net impact of duties on exports of softwood lumber to the United States ($17 million cash deposits made in the third quarter of 2002 compared to a $6 million provision recorded in the corresponding period of
2001). These factors were partially offset by higher shipments in all of our businesses except containerboard, as well as by a stronger U.S. dollar, net of costs related to our hedging program. Overall, product pricing for the third quarter of 2002 is at 92% of our selling price index, compared to 94% during the corresponding period of 2001. (See Sensitivity Analysis.)

OPERATING PROFIT OF $136 MILLION

Cost of sales increased by $145 million (or 15%) in the third quarter of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills for the full three months in 2002 compared to only two months in the corresponding quarter in 2001, to our share of Norampac's cost of sales related to recent acquisitions and to higher shipments except containerboard. This increase was partially offset by lower energy costs and a $12 million investment tax credit related to research and development expenditures of prior years.

Selling, general and administrative (SG&A) expenses decreased by $2 million (or 3%) in the third quarter of 2002 compared to the same period of 2001. This decrease was mainly due to the impact of the cost reduction initiatives undertaken, partially offset by the inclusion of SG&A expenses of the Acquired Mills for the full three months in 2002 compared to only two months in 2001, as well as to our share of Norampac's SG&A related to recent acquisitions.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the third quarter of 2002 amounted to $233 million compared to $163 million in the third quarter of 2001 and operating profit for the third quarter of 2002 amounted to $136 million compared to $83 million for the corresponding quarter of 2001.

NET EARNINGS OF $59 MILLION

Net earnings for the third quarter of 2002 amounted to $59 million
($0.26 per common share) compared to net earnings of $14 million ($0.08 per common share) for the same quarter in 2001. The third quarter 2001 results included the recognition of unrealized foreign exchange losses in accordance with amended accounting recommendations, representing $8 million net of income taxes ($0.04 per common share).

NINE MONTHS ENDED SEPTEMBER 30, 2002 VS NINE MONTHS ENDED SEPTEMBER 30, 2001

NET SALES OF $4.1 BILLION

Net sales for the nine months ended September 30, 2002, totaled $4,134 million, up $1,059 million (or 34%) from net sales of $3,075 million, over the same period in 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the first nine months of 2002 would have decreased by $7 million compared to net sales of the corresponding period in 2001. This decrease was mainly due to lower transaction prices for all of our businesses as well as by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001). These factors were partially offset by the $20 million net impact of the reversal of provision for countervailing and antidumping duties on exports of softwood lumber to the United States ($28 million reversal of a provision in the second quarter of 2002 net of the $8 million provision recorded in the first quarter of
2002), higher shipments in all of our businesses except containerboard, as well as by a stronger U.S. dollar, net of costs related to our hedging program. Overall, product pricing for the first nine months of 2002 is at 91% of our selling price index, compared to 97% during the corresponding period in 2001.

OPERATING PROFIT OF $286 MILLION

On March 27, 2002, we announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St.Catharines paper mill, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share) which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, was a result of a study since its acquisition. In accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the nine months ended September 30, 2002 earnings.

Cost of sales increased by $830 million (or 34%) in the first nine months of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, to our share of Norampac's cost of sales related to recent acquisitions, and by higher shipments except containerboard. This increase was partially offset by lower purchased fiber and energy costs as well as by a $12 million investment tax credit related to research and development expenditures of prior years.

SG&A expenses increased by $56 million (or 31%) in the first nine months of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, to our share of Norampac's SG&A related to recent acquisitions, as well as to the cashing in of certain insurance policies that were applied to SG&A expenses in the second quarter of 2001. This increase was partially offset by the impact of the cost reduction initiatives undertaken.

As a result of the factors mentioned above, EBITDA for the first nine months of 2002 amounted to $592 million (or $623 million excluding closure costs) compared to $450 million in the first nine months of 2001 and operating profit for the first nine months of 2002 amounted to $286 million (or $331 million excluding closure costs) compared to $249 million for the corresponding period of 2001. These factors were partially offset by the impact of the cost reduction initiatives undertaken.

NET EARNINGS OF $103 MILLION

The net earnings for the first nine months of 2002 amounted to $103 million ($0.45 per common share) compared to net earnings of $122 million ($0.66 per common share) for the same period in 2001. The year-to-date 2002 net earnings included closure costs described previously of $30 million net of income taxes ($0.13 per common share), as well as earnings from the net impact of the reversal of a provision for countervailing and antidumping duties on exports of softwood lumber to the United States, representing $14 million net of income taxes ($0.06 per common share). The year-to-date 2001 net earnings included earnings from non-recurring items primarily related to the cashing in of certain insurance policies, representing $9 million net of income taxes ($0.05 per common share), the recognition of unrealized foreign exchange losses in accordance with amended accounting recommendations, representing $10 million net of income taxes ($0.06 per common share), as well as a reduction of $33 million ($0.18 per common share) of income tax expense related to a reduction in enacted income tax rates.

PAPERS

SELECTED INFORMATION

                                                           Three months ended    Nine months ended
                                                              September 30         September 30
                                                           ------------------    -----------------
                                                             2002      2001        2002      2001
                                                             ----      ----       -----     -----
Net sales (millions of Canadian dollars)                      833       638       2,413     1,460
Operating profit (millions of Canadian dollars)               121        59         199       177
Operating profit excluding closure costs
 (millions of Canadian dollars)                               121        59         244       177

Shipments:
         Paper ('000 ST)                                      676       514       1,973     1,188
         Pulp ('000 ADST)                                     196       141         584       292

Shipment paper product offering (%):
         Copy and offset grades                                57        48          55        45
         Uncoated printing & publishing and
                  premium imaging grades                       17        21          18        20
         Coated printing & publishing grades                   13        18          13        23
         Technical & specialty grades                          13        13          14        12
                                                              ---       ---       -----     -----
                  Total                                       100       100         100       100

Benchmark nominal prices(1):
         Copy 20 lb sheets (US$/ton)                          772       789         771       827
         Offset 50 lb rolls (US$/ton)                         690       697         685       730
         Coated publication, no. 3, 60 lb rolls (US$/ton)     740       820         767       863
         Pulp NBSK (US$/tonne)                                510       487         491       578
                                                              ---       ---       -----     -----

--------
(1)  Source: Pulp & Paper Week.

SALES, SHIPMENTS AND OPERATING PROFIT

Net sales in our Papers business, representing 60% of consolidated net sales in the third quarter of 2002, amounted to $833 million, an increase of $195 million (or 31%) compared to the third quarter of 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills for the full three months in 2002 compared to only two months in 2001, to the effect of increases in transaction prices for pulp and higher shipments for paper at mills excluding Acquired Mills, as well as to the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program. This increase was partially offset by the decline in transaction prices for paper. On a year-to-date basis, net sales of paper and pulp increased by $953 million (or 65%) compared to the same period in 2001, for the same reasons noted above except that no increases were registered in transaction prices for pulp on a year-to-date basis.

Operating profit in the Papers business amounted to $121 million in the third quarter of 2002, a 105% increase compared to $59 million in the third quarter of 2001. This increase was primarily due to the inclusion of operating profit of the Acquired Mills for the full three months in 2002 compared to only two months in 2001 and to the realization of Acquisition-related synergies. The Papers business also benefited from a $12 million investment tax credit related to research and development expenditures of prior years, the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program, lower purchased fiber and energy costs, higher prices for pulp, as well as higher shipments for paper at mills excluding Acquired Mills. These positive factors were partially offset by lower prices for paper. On a year-to-date basis, operating profit amounted to $199 million, a 12% increase compared to the same period of 2001. Excluding the $45 million provision related to closure costs of the St. Catharines mill, operating profit amounted to $244 million, a $67 million increase (or 38%) compared to $177 million in the third quarter of 2001. This increase was attributable to all the factors mentioned above except that pulp transaction prices decreased on a year-to-date basis.

PRICING ENVIRONMENT

Our average transaction prices in the third quarter of 2002 for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated printing and publishing papers) decreased by US$7/ton compared to the prices experienced in the third quarter of 2001. For the nine months ended September 30, 2002, average transaction prices for 50 lb offset rolls and 20 lb copy sheets decreased by US$36/ton compared to the average prices experienced in the corresponding period of 2001. Effective at the end of September 2002, we announced a US$40/ton price increase for copy and offset grades.

Our weighted average transaction price for all our coated printing & publishing papers in the third quarter of 2002 decreased by US$53/ton compared to the corresponding quarter of 2001. For the nine months ended September 30, 2002, average transaction prices decreased by US$46/ton.

Discipline by pulp producers to manage supply resulted in the implementation of a US$10/tonne price increase for both hardwood and softwood pulp in July 2002. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices in the third quarter of 2002 increased by an average of US$67/tonne compared to the same quarter in 2001. For the nine months ended September 30, 2002, average transaction prices decreased by US$52/tonne compared to the same period last year.

PRODUCTION EFFICIENCY

In the Papers business, we pursued our efforts to integrate our newly Acquired Mills. A majority of our new employees (91% of employees of the new Acquired Mills) have already participated in interactive training sessions on Domtar's management philosophy and corporate values.

In the third quarter of 2002, we took market-related downtime, curtailing production by 6,000 tons of paper, representing approximately 1% of our third quarter 2002 production capacity. In addition, during the third quarter of 2002, we slowed back or curtailed production of pulp by 1,000 tons. On a year-to-date basis, we have curtailed production by 50,000 tons of paper and 39,000 tons of pulp. This reflects our commitment to adjust production to our customers' needs and the impact of the closures of three paper machines in St. Catharines and Nekoosa described previously.

During the third quarter of 2002, we continued to focus our efforts on reducing our costs and on achieving synergies related to the Acquisition. As at September 30, 2002, we reached an annualized run rate of US$60 million on our synergies and we are committed to meeting our objective of achieving an annualized run rate of US$65 million by the end of 2002.


PAPER MERCHANTS

SELECTED INFORMATION

                                                           Three months ended   Nine months ended
                                                              September 30        September 30
                                                           ------------------   -----------------
                                                             2002      2001       2002     2001
                                                             ----      ----       ----     ----
Net sales (millions of Canadian dollars)                      300       291        897      903
Operating profit (millions of Canadian dollars)                 6         3         20       13
                                                             ----      ----       ----     ----


SALES AND OPERATING PROFIT

Net sales in the Paper Merchants business, representing 22% of consolidated net sales in the third quarter of 2002, amounted to $300 million, an increase of $9 million (or 3%) compared to the corresponding period of 2001. This increase is due to continued volume growth and market share gains realized throughout 2002, partially offset by lower average selling price levels in comparison to the corresponding quarter of 2001. On a year-to-date basis, net sales of Paper Merchants amounted to $897 million, a decrease of $6 million (or 1%) compared to the same period in 2001 due to lower average selling prices.

Operating profit in the Paper Merchants business of $6 million generated an operating margin of 2% in the third quarter of 2002 compared to operating profit of $3 million and an operating margin of 1% in the corresponding period of 2001. The increase in operating profit was due to margin enhancement and improved cost control. On a year-to-date basis, operating profit of $20 million generated an operating margin of 2.2% compared to operating profit of $13 million and an operating margin of 1.4% for the same period of 2001. The increase in operating profit is due to continuing margin improvement from volume gains combined with more efficient cost of doing business across our own North American merchant network.

WOOD

SELECTED INFORMATION

                                                           Three months ended  Nine months ended
                                                              September 30        September 30
                                                           ------------------  -----------------
                                                             2002      2001      2002     2001
                                                             ----      ----      ----     ----
Net sales (millions of Canadian dollars)                      100       106       371      305
Operating profit (loss) (millions of Canadian dollars)        (10)       (4)       13      (20)
Shipments (millions of FBM)                                   254       247       784      713
Shipments product offering (%):
         Random lengths                                        42        44        43       42
         Studs                                                 38        35        36       36
         Value-added                                           15        14        15       15
         Industrial                                             5         7         6        7
                                                             ----      ----      ----     ----
                  Total                                       100       100       100      100
Benchmark nominal prices(1):
         Lumber 2x4x8 R/L no. 1 & no. 2 (US$/MFBM)            319       382       345      355
         Lumber 2x4x8 stud (US$/MFBM)                         328       372       350      361
                                                             ====      ====      ====     ====

--------
(1)  Source: Random Lengths.

SALES, SHIPMENTS AND OPERATING PROFIT

Net sales in the Wood business, representing 7% of our consolidated net sales in the third quarter of 2002, amounted to $100 million, a decrease of $6 million (or 6%) compared to the third quarter of 2001. Net sales decreased primarily due to the $11 million net impact of duties on exports of softwood lumber to the United States ($17 million cash deposits made in the third quarter of 2002 compared to a $6 million provision recorded in the corresponding period of
2001), as well as lower selling prices. This decrease was partially offset by higher shipments and a better sales mix stemming from recent investments made in new equipment. On a year-to-date basis, net sales amounted to $371 million, an increase of $66 million (or 22%) compared to the first nine months of 2001. This was primarily as a result of the $20 million net impact of the reversal of provision for countervailing and antidumping duties on exports of softwood lumber to the United States ($28 million reversal of a provision in the second quarter of 2002 net of the $8 million provision recorded in the first quarter of
2002), higher shipments, a better sales mix stemming from recent investments made in new equipment and the favorable effect of a stronger U.S. dollar. These positive factors were partially offset by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001).

Operating loss amounted to $10 million in the third quarter of 2002 compared to $4 million in the third quarter of 2001. The $6 million increase in operating loss is primarily due to the duties on exports of softwood lumber to the United States (as described previously) and lower selling prices, partially offset by lower costs due to cost reduction initiatives as well as a better sales mix stemming from recent investments made in new equipment. For the first nine months of 2002, operating profit was $13 million compared to an operating loss of $20 million for the same period last year. The $33 million increase is primarily due to the $20 million net impact of the reversal of provision for duties on exports of softwood lumber to the United States (as described previously), higher shipments, a better sales mix stemming from recent investments made in new equipment and the favorable effect of a stronger U.S. dollar. This increase was partially offset by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001).

PRICING ENVIRONMENT

In the third quarter of 2002, average transaction prices for Great Lakes 2x4 studs were lower by US$29/MFBM and prices for random lengths were lower by US$44/MFBM compared to the corresponding quarter in 2001. On a year-to-date basis, average transaction prices for Great Lakes 2x4 studs and random lengths remained approximately at the same level as prices in the corresponding period of 2001.

PRODUCTION EFFICIENCY

In September 2002, Domtar announced the creation of a new Forest Products Group, which combines timber and lumber operations. This initiative was necessary to further increase productivity, reduce costs and improve service to customers in difficult market conditions.

Due to the Canada-US softwood lumber dispute, the Ste-Marie and Ste-Aurelie sawmill operations are still halted for an undetermined period of time. The Grand-Remous sawmill has also ceased operations on July 26, 2002, due to a dispute between the Barriere Lake First Nation and the governments of Quebec and Canada. Although the dispute was settled, the sawmill has not been restarted because of market conditions.

PACKAGING

SELECTED INFORMATION

                                                          Three months ended  Nine months ended
                                                             September 30        September 30
                                                          ------------------  -----------------
                                                             2002     2001       2002     2001
                                                            -----    -----      -----    -----
Net sales (millions of Canadian dollars)                      157      142        453      407
Operating profit (millions of Canadian dollars)                21       25         56       65

Shipments(1):
         Containerboard ('000 ST)                              84       94        256      267
         Corrugated containers (millions of square feet)    1,671    1,341      4,837    3,918

Benchmark nominal prices(2):
         Linerboard 42 lb (US$/ton)                           437      442        423      451
                                                            -----    -----      -----    -----

--------
(1)  Represents 50% of Norampac's trade shipments.

(2)  Source: Pulp & Paper Week.

SALES, SHIPMENTS AND OPERATING PROFIT

Our 50% share of Norampac's net sales, representing 11% of our consolidated net sales in the third quarter of 2002, amounted to $157 million, an increase of $15 million (or 11%) compared to the third quarter of 2001. This was primarily due to higher volume for corrugated products related to Norampac's recent acquisitions. Not taking into account the recently acquired facilities, shipments of corrugated containers increased nonetheless compared to the third quarter of 2001. On a year-to-date basis, Domtar's 50% share of the net sales of Norampac amounted to $453 million, an increase of $46 million (or 11%) compared to the corresponding period last year for the same reasons stated above.

Our 50% share of Norampac's operating profit amounted to $21 million, a decrease of $4 million (or 16%) from the $25 million reported in the third quarter of 2001. This reduction is mainly attributable to an increase in recycled fiber costs and a reduction of the net selling price of containerboard and corrugated products, partially offset by higher volumes of corrugated containers resulting from recent acquisitions. On a year-to-date basis, operating profit amounted to $56 million, a $9 million decrease (or 14%) compared to the same period last year, mainly due to the same reasons stated for the quarter-over-quarter analysis.

PRICING ENVIRONMENT

Prices for both medium and linerboard increased by approximately US$25/ton during the third quarter of 2002 reflecting, respectively, most of the US$40/ton and US$30/ton price increases announced for July 2002, while the 9% price increase announced for corrugated boxes has been fully implemented. Despite these price increases, containerboard transaction prices in the third quarter of 2002 decreased by US$24/ton compared to the third quarter of 2001. On a year-to-date basis, the average kraft linerboard transaction price decreased by US$30/ton compared to the first nine months of 2001.

PRODUCTION EFFICIENCY

During the third quarter of 2002, Norampac took market-related downtime at its containerboard mills for a total of 15,600 tons, representing approximately 4% of its third quarter 2002 North American production capacity. For the first nine months of the year, downtime amounted to 71,600 tons, representing approximately 6% of Norampac's North American capacity for that period. This reflects Norampac's commitment to adjust production to customers' needs.

FINANCING EXPENSES AND INCOME TAXES

FINANCING EXPENSES

During the third quarter of 2002, financing expenses were $51 million, a $13 million decrease compared to the third quarter of 2001, mainly due to a lower level of indebtedness, lower interest rates, as well as by the recognition in 2001 of $11 million of unrealized foreign exchange losses in accordance with amended accounting recommendations. On a year-to-date basis, financing expenses amounted to $146 million, a $32 million increase compared to the first nine months of 2001, primarily due to the additional indebtedness we incurred with respect to the Acquisition, partially offset by the recognition in 2001 of $13 million of unrealized foreign exchange losses in accordance with amended accounting recommendations.

INCOME TAXES

Our income tax expense for the third quarter of 2002 was $28 million, reflecting an effective tax rate of 32.2%, compared to income tax expense of $6 million, reflecting an effective tax rate of 30%, in the corresponding period of 2001. The year-to-date 2001 income tax expense was affected by a $33 million reduction as a result of a decrease in future income tax liabilities due to a reduction in enacted income tax rates, mainly in Ontario. On a year-to-date basis, the effective tax rate was 28.5%, compared to 35.5% in the corresponding period of 2001 when excluding the reduction mentioned previously. The reduction in the year-to-date effective tax rate for 2002 reflects lower overall income taxes applicable to Domtar Inc. and its subsidiaries in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

SELECTED INFORMATION

                                                                      Three months ended   Nine months ended
                                                                         September 30         September 30
                                                                      ------------------   -----------------
(In millions of Canadian dollars)                                        2002     2001        2002     2001
                                                                         ----     ----        ----     ----
Cash flows provided from operating activities
         before changes in working capital and other items                176       98         466      319
Changes in working capital and other items                                 (7)      55         (39)     (28)
                                                                         ----     ----        ----     ----
Cash flows provided from operating activities                             169      153         427       291
Net capital expenditures                                                  (50)     (80)       (119)     (192)
                                                                         ----     ----        ----     ----
Free cash flow                                                            119       73         308        99

                                                                                            Sept. 30  Dec. 31
                                                                                              2002     2001
                                                                                            --------  -------
Net debt-to-total-capitalization ratio (in %)                                                   51        55
                                                                                               ---       ---


Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility.

Cash flows provided from operating activities in the first nine months of 2002, amounted to $427 million, a $136 million increase compared to the corresponding period of 2001. This increase was mainly due to an increase in EBITDA.

Net capital expenditures for the first nine months ended September 30, 2002, amounted to $119 million, a $73 million decrease compared to the same period of 2001. We intend to limit our annual capital expenditures for 2002 and 2003 to 75% of amortization, or approximately $290 million per year. This amount includes approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net capital expenditures) for the first nine months of 2002 totaled $308 million compared to $99 million in the corresponding period of 2001, reflecting the increase in EBITDA, as well as our reduced level of capital spending. Free cash flow generated in the first nine months of 2002 was applied primarily to debt reduction.

As at September 30, 2002, our net debt-to-total-capitalization ratio was 51%, a decrease of 4% compared to December 31, 2001. Net indebtedness, including our 50% share of the net indebtedness of Norampac of $215 million, was $2,643 million as at September 30, 2002, compared to $2,919 million at the end of 2001, including our 50% share of the net indebtedness of Norampac of $192 million.

As at September 30, 2002, the off balance sheet sales of receivables represented $239 million compared to $238 million as at December 31, 2001. We expect to continue to sell receivables in the future on an ongoing basis, since the implicit interest rate on sales of receivables is lower than the interest rate on borrowing alternatives. If we were unable to do so in the future, our working capital requirements would increase. Such sales of receivables are also subject to Domtar retaining specified credit ratings.

As at September 30, 2002, the remainder of the US$1 billion bank term loan totaled US$570 million ($904 million), a decrease of US$160 million ($259 million) from December 31, 2001. The term loan bears interest based on the U.S. dollar LIBOR rate, or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at September 30, 2002, our US$500 million revolving credit facility was undrawn and letters of credit totaling US$8 million ($13 million) were outstanding, resulting in US$492 million ($780 million) of availability under this facility. As at December 31, 2001, US$9 million ($15 million) of the US$500 million revolving credit facility was drawn in the form of overdraft and included in "Bank Indebtedness" and letters of credit totaling US$7 million ($11 million) were outstanding. Borrowings under the existing revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating.

The indentures or agreements under which some of our debt was issued contain covenants, including a limitation on the amount of dividends on our shares that we may pay, on the amount of shares that we may repurchase for cancellation and on the amount of new debt we may incur. Our bank facilities contain certain restrictive quarterly covenants. Our US$500 million unsecured revolving credit facility also requires commitment fees in accordance with standard banking practices.

As at October 31, 2002, we had 227,570,904 common shares, 69,576 Series A Preferred Shares and 1,720,000 Series B Preferred Shares, which were issued and outstanding.

RISKS AND UNCERTAINTIES

PRODUCT PRICES

Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See Sensitivity Analysis.)

OPERATING COSTS

Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

COMPETITION

The uncoated freesheet market is currently undergoing substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in this market. The coated paper products market is large and subject to global competition. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

FOREIGN EXCHANGE

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are principally driven by U.S. prices of similar products. We generate approximately $1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. Our hedging arrangements as at September 30, 2002, totaling US$377 million (of which US$122 million matures within 2002) protect the value of part of our expected net U.S. dollar cash inflows at an average exchange rate of 1.45 for the next two years, and they limit Domtar from benefiting from a higher U.S. dollar to a maximum average exchange rate of 1.52 for that same period.

ENVIRONMENTAL REGULATIONS

The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be subject to significant fines and to orders requiring additional expenditures, which could affect our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment. As at September 30, 2002, we made environmental capital expenditures of $5 million, mostly for the improvement of air emissions.

ENVIRONMENTAL LIABILITIES

We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As at September 30, 2002, we had a provision of $48 million for known and determinable site remediation costs, primarily in connection with our former wood preserving business, which we sold in 1993, and relating to sites in various provinces and states. The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits, which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

LEGAL ACTIONS

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at September 30, 2002, cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

LUMBER EXPORT DUTIES

Our sales of Wood represent approximately 9% of our consolidated net sales and we export approximately 62% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. On May 2, 2002, the United States International Trade Commission rendered its final determination of injury and consequently, cash deposits of 27.72% must be applied on Canadian exports of softwood lumber to the United States as of May 22, 2002. The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We are currently experiencing, and will continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications.


SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:


                                                                         Annual Impact On (c)
                                                                   -------------------------------
(In millions of Canadian dollars, except per share amounts)        Operating     Net      Earnings
                                                                    Profit    Earnings   Per Share
                                                                   ---------  --------   ---------
                                                                       $         $           $
Each US$10/unit change in price of: (a)
Papers
         Copy and offset grades                                       19         12         0.05
         Uncoated printing & publishing and
                  premium imaging grades                              11          7         0.03
         Coated printing & publishing grades                           6          4         0.02
         Technical & specialty grades                                  6          4         0.02
         Pulp - net position                                           7          5         0.02
Wood
         Lumber                                                       15         10         0.04
Packaging
         Containerboard                                                6          4         0.02
                                                                     ---        ---         ----
Foreign exchange
CAN 1(cent) change in relative value to the U.S. dollar
         After hedging (b)                                             4          3         0.01
         Before hedging                                               10          6         0.03
                                                                     ---        ---         ----
Interest rate
1% change in interest rates on our floating rate debt                N/A          9         0.04
                                                                     ---        ---         ----

--------

(a)  Based on 2002 capacity (in tons or MFBM).

(b) Based on currency hedging portfolio for the period of January 1 to December 31, 2002.

(c)  Based on an exchange rate of 1.55 and a marginal tax rate of 35%.

Benchmark Nominal Prices (1)

                                                                                                                         Q3       Q3
                                             1995     1996     1997     1998     1999    2000     Trend(2)    2001     2001     2002
                                             ----     ----     ----     ----     ----    ----     --------    ----     ----     ----
Papers:
         Copy 20 lb sheets (US$/ton)        1,123      848      769      780      778     877      870        815      789      772
         Offset 50 lb rolls (US$/ton)         983      736      756      666      659     757      748        719      697      690
         Coated publication, no. 3,
                  60 lb rolls (US$/ton)     1,200      943      941      909      851     948      984        853      820      740
         Pulp NBSK (US$/tonne)                874      586      588      544      541     685      625        558      487      510
Wood:
         Lumber 2x4x8 (US$/MFBM)              335      403      383      376      390     316      328        345      372      328
Packaging:
         Linerboard 42 lb (US$/ton)           511      371      336      373      400      468     431        445      442      437

                                                                                                                         Q3       Q3
                                             1995     1996     1997     1998     1999    2000     Trend       2001     2001     2002
                                             ----     ----     ----     ----     ----    ----     -----       ----     ----     ----
Selling price index                          120%     100%      99%      94%      93%     102%
                                             ----     ----     ----     ----     ----    ----
Selling price index after Acquisition                                                              100%       96%       94%      92%
                                                                                                   ----       ----     ----     ----


--------
(1)  Source: Pulp & Paper Week and Random Lengths.

The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.

(2)  Source: Consensus of analysts.

ACCOUNTING CHANGES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria.

We have chosen to record an expense for the stock options granted to our employees using the fair-value method. In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $3 million for the nine months ended September 30, 2002.

FOREIGN CURRENCY TRANSLATION

Effective January 1, 2002, we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of income taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and nine months ended September 30, 2001, were increased by $11 million ($8 million net of income taxes) and by $13 million ($10 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001, were increased by $15 million ($12 million net of income taxes).

We have designated all of our U.S. dollar denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of our future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in "Financing Expenses."

GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, we have performed the impairment test of our goodwill and have determined that no write down for impairment was necessary. Also, we have reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment," an amount of $12 million, resulting from prior years' acquisitions that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter, or $4 million for the year.

OUTLOOK

The improvement in the balance between supply and demand for the uncoated freesheet market presents interesting prospects for the mid- to long-term fundamentals in this market. Our ability to successfully implement our two profitability improvement programs positions us to take full advantage of any improvements in the economy and meet our target of 15% return on equity (ROE) or more over a business cycle.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED EARNINGS

                                         Three months ended September 30   Nine months ended September 30
                                         -------------------------------   ------------------------------
(In millions of Canadian dollars,           2002       2002       2001       2002       2002      2001
unless otherwise noted)                    -----      -----      -----      -----      -----     -----
                                            ------ (Unaudited) ------        ------ (Unaudited) ------
                                                               Restated                         Restated
                                                               (Note 2)                         (Note 2)
                                             US$        $          $         US$         $          $
                                          (Note 3)                         (Note 3)
Net sales                                    877      1,390      1,177      2,607      4,134      3,075
Operating expenses
   Cost of sales                             684      1,085        940      2,064      3,273      2,443
   Selling, general and administrative        46         72         74        150        238        182
   Amortization                               61         97         80        184        292        201
   Closure costs (Note 6)                      -          -          -         29         45          -
                                           -----      -----      -----      -----      -----      -----
                                             791      1,254      1,094      2,427      3,848      2,826
                                           -----      -----      -----      -----      -----      -----
Operating profit                              86        136         83        180        286        249
Financing expenses                            32         51         64         92        146        114
Amortization of deferred gain                 (1)        (2)        (1)        (3)        (4)        (3)
                                           -----      -----      -----      -----      -----      -----
Earnings before income taxes                  55         87         20         91        144        138
Income tax expense (Note 8)                   18         28          6         26         41         16
                                           -----      -----      -----      -----      -----      -----
Net earnings                                  37         59         14         65        103        122
                                           =====      =====      =====      =====      =====      =====

Per common share (Note 5)
   Net earnings
      Basic                                 0.16       0.26       0.08       0.28       0.45       0.66
      Diluted                               0.16       0.26       0.08       0.28       0.45       0.66
Weighted average number of common
   shares outstanding (millions)
      Basic                                227.4      227.4      180.8      227.1      227.1      180.6
      Diluted                              228.3      228.3      181.6      228.0      228.0      181.4
                                           -----      -----      -----      -----      -----      -----

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS

                                         Three months ended September 30   Nine months ended September 30
                                         -------------------------------   ------------------------------
(In millions of Canadian dollars,           2002       2002       2001       2002       2002      2001
unless otherwise noted)                    -----      -----      -----      -----      -----     -----
                                            ------ (Unaudited) ------        ------ (Unaudited) ------
                                                               Restated                         Restated
                                                               (Note 2)                         (Note 2)
                                             US$        $          $         US$         $          $
                                          (Note 3)                         (Note 3)
Retained earnings at beginning
   of period - as reported                   424        672        652        428        679        557
Cumulative effect of changes in
   accounting policies (Note 2)                -          -        (24)       (21)       (34)       (22)
                                           -----      -----      -----      -----      -----      -----
Retained earnings at beginning
   of period - as restated                   424        672        628        407        645        535

Net earnings                                  37         59         14         65        103        122
Dividends on common shares                    (5)        (8)        (6)       (15)       (24)       (18)
Dividends on preferred shares                  -          -          -         (1)        (1)        (2)
Premium on purchase for cancellation
   of common shares                            -          -          -          -          -         (1)
                                           -----      -----      -----      -----      -----      -----
Retained earnings at end of period           456        723        636        456        723        636
                                           =====      =====      =====      =====      =====      =====

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                    September 30    September 30    December 31
                                                                        2002            2002            2001
                                                                    ------------    ------------    -----------
(In millions of Canadian dollars, unless otherwise noted)           (Unaudited)     (Unaudited)
                                                                                                    Restated
                                                                                                    (Note 2)
                                                                         US$              $             $
                                                                      (Note 3)
Assets
Current assets
   Cash and cash equivalents                                              46               73             36
   Receivables                                                           269              426            300
   Inventories                                                           448              711            779
   Prepaid expenses                                                       17               27             24
   Future income taxes                                                    18               29             29
                                                                       -----            -----          -----
                                                                         798            1,266          1,168

Property, plant and equipment                                          3,431            5,441          5,612
Goodwill                                                                  51               79             62
Other assets                                                             108              172            213
                                                                       -----            -----          -----
                                                                       4,388            6,958          7,055
                                                                       -----            -----          -----

Liabilities and shareholders' equity
Current liabilities
   Bank indebtedness                                                      26               41             45
   Trade and other payables                                              486              771            719
   Income and other taxes payable                                         27               43             19
   Long-term debt due within one year                                     38               60             38
                                                                       -----            -----          -----
                                                                         577              915            821

Long-term debt                                                         1,649            2,615          2,872
Future income taxes                                                      347              551            528
Other liabilities and deferred credits                                   223              353            408

Shareholders' equity
   Preferred shares                                                       29               46             48
   Common shares                                                       1,103            1,749          1,731
   Contributed surplus                                                     1                2              -
   Retained earnings                                                     456              723            645
   Accumulated foreign currency translation adjustments                    3                4              2
                                                                       -----            -----          -----
                                                                       1,592            2,524          2,426
                                                                       -----            -----          -----
                                                                       4,388            6,958          7,055
                                                                       =====            =====          =====

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

                                              Three months ended September 30   Nine months ended September 30
                                              -------------------------------   ------------------------------
(In millions of Canadian dollars,                2002       2002       2001       2002       2002      2001
unless otherwise noted)                         -----      -----      -----      -----      -----     -----
                                                 ------ (Unaudited) ------        ------ (Unaudited) ------
                                                                    Restated                         Restated
                                                                    (Note 2)                         (Note 2)
                                                  US$        $          $         US$         $          $
                                               (Note 3)                         (Note 3)
Operating activities
Net earnings                                       37         59         14         65        103        122
Non-cash items:
   Amortization                                    61         97         80        193        306        201
   Future income taxes                             13         20        (16)        13         21        (29)
   Amortization of deferred gain                   (1)        (2)        (1)        (2)        (4)        (3)
   Closure costs excluding write down
      of property, plant and
      equipment (Note 6)                            -          -          -         20         31          -
   Payments of closure costs                       (3)        (4)         -         (3)        (4)         -
   Other                                            4          6         21          8         13         28
                                                -----      -----      -----      -----      -----     ------
                                                  111        176         98        294        466        319
Changes in working capital and other items
   Receivables                                    (38)       (61)        23        (59)       (94)         6
   Inventories                                      6         10          3         43         69        (21)
   Prepaid expenses                                 -          -         (2)        (1)        (2)        (7)
   Trade and other payables                         8         12         22        (32)       (50)       (22)
   Income and other taxes payable                  16         25          9         16         25         16
   Other                                            4          7          -          8         13          -
                                                -----      -----      -----      -----      -----     ------
                                                   (4)        (7)        55        (25)       (39)       (28)
                                                -----      -----      -----      -----      -----     ------
   Cash flows provided from
      operating activities                        107        169        153        269        427        291

Investing activities
Net additions to property, plant and
   equipment                                      (31)       (50)       (80)       (75)      (119)      (192)
Business acquisitions (Note 4)                      -          -     (2,563)       (17)       (27)    (2,588)
Other                                               4          7          4         (5)        (8)       (13)
                                                -----      -----      -----      -----      -----     ------
   Cash flows used for investing activities       (27)       (43)    (2,639)       (97)      (154)    (2,793)

Financing activities
Dividend payments                                  (5)        (8)        (7)       (16)       (25)       (21)
Change in bank indebtedness                         4          6         58         (2)        (4)        27
Change in revolving bank credit,
   net of expenses                                 (5)        (7)      (240)        18         29       (178)
Issuance of long-term debt, net of expenses         -          -      2,891          -          -      2,891
Repayment of long-term debt                       (69)      (110)      (201)      (159)      (252)      (217)
Common shares issued, net of expenses               2          3          2         11         18          5
Redemptions of preferred shares                    (1)        (1)        (1)        (1)        (2)        (2)
                                                -----      -----      -----      -----      -----     ------
   Cash flows provided from (used for)
      financing activities                        (74)      (117)     2,502       (149)      (236)     2,505
                                                -----      -----      -----      -----      -----     ------

Net increase in cash
   and cash equivalents                             6          9         16         23         37          3
Cash and cash equivalents
   at beginning of period                          40         64         16         23         36         29
                                                -----      -----      -----      -----      -----     ------
Cash and cash equivalents
   at end of period                                46         73         32         46         73         32
                                                =====      =====      =====      =====      =====     ======

The accompanying notes are an integral part of the consolidated financial statements.

NOTES

Three months and nine months ended September 30 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

1. BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at September 30, 2002, and December 31, 2001, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2002 and 2001.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in note 2.

2. ACCOUNTING CHANGES

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Effective January 1, 2002, Domtar has adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria.

Domtar has chosen to record an expense for the stock options granted to its employees using the fair value method. In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $3 million for the nine months ended September 30, 2002.

FOREIGN CURRENCY TRANSLATION

Effective January 1, 2002, Domtar has adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of income taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and nine months ended September 30, 2001, were increased by $11 million ($8 million net of income taxes) and by $13 million ($10 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001, were increased by $15 million ($12 million net of income taxes).

The Corporation has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac (a 50-50 joint venture with Cascades Inc.) has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in "Financing expenses".

GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, Domtar has adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has performed the impairment test of its goodwill and has determined that no write down for impairment was necessary. Also, the Corporation reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment", an amount of $12 million, resulting from prior years' acquisitions, that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter or $4 million for the year.

Notes to consolidated financial statements
Three months and nine months ended September 30 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

3. UNITED STATES DOLLAR AMOUNTS

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2002 month-end rate of CAN$1.5858 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4. BUSINESS ACQUISITIONS

On January 21, 2002, Norampac acquired all the issued and outstanding shares of Star Container Corp., a corrugated products converting plant located in Leominster, Massachusetts, for a total cash consideration of approximately $50 million. Also in 2002, Norampac acquired other businesses for a total cash consideration of $3 million. The Corporation's proportionate share of these acquisitions is $27 million in 2002.


5. EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings per share:

                                         Three months ended September 30   Nine months ended September 30
                                         -------------------------------   ------------------------------
                                            2002       2002       2001       2002       2002      2001
                                           -----      -----      -----      -----      -----     -----
                                            ------ (Unaudited) ------        ------ (Unaudited) ------
                                                               Restated                         Restated
                                                               (Note 2)                         (Note 2)
                                             US$        $          $         US$         $          $
                                          (Note 3)                         (Note 3)
Net earnings                                 37         59         14         65        103        122
Dividend requirements
   of preferred shares                        -          -          -          1          1          2
                                          -----      -----      -----      -----      -----      -----
Net earnings applicable
   to common shares                          37         59         14         64        102        120

Weighted average number of common
   shares outstanding (millions)          227.4      227.4      180.8      227.1      227.1      180.6
Effect of dilutive stock
   options (millions)                       0.9        0.9        0.8        0.9        0.9        0.8
                                          -----      -----      -----      -----      -----      -----
Weighted average number
   of diluted common shares
   outstanding (millions)                 228.3      228.3      181.6      228.0      228.0      181.4
                                          -----      -----      -----      -----      -----      -----

Basic earnings per share                   0.16       0.26       0.08       0.28       0.45       0.66
Diluted earnings per share                 0.16       0.26       0.08       0.28       0.45       0.66
                                          =====     ======      =====      =====      =====      =====

6. CLOSURE COSTS

On March 27, 2002, Domtar announced plans to permanently shut down the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, was a result of a study since its acquisition. In accordance with CICA recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the nine months ended September 30, 2002 earnings.

7. SEGMENTED DISCLOSURES

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

PAPERS - represents the aggregation of the manufacturing and distribution of business, printing and publishing, and technical and specialty papers, as well as pulp.

PAPER MERCHANTS - involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by Domtar as well as by other manufacturers.

WOOD - includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources.

PACKAGING - comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

SEGMENTED DATA

                                         Three months ended September 30   Nine months ended September 30
                                         -------------------------------   ------------------------------
                                            2002       2002       2001       2002       2002      2001
                                           -----      -----      -----      -----      -----     -----
                                            ------ (Unaudited) ------        ------ (Unaudited) ------
                                                               Restated                         Restated
                                                               (Note 2)                         (Note 2)
                                             US$        $          $         US$         $          $
                                          (Note 3)                         (Note 3)
Net sales
   Papers                                    571        905        709      1,676      2,658     1,676
   Paper Merchants                           189        300        291        566        897       903
   Wood(a)                                    83        131        126        276        437       374
   Packaging                                 100        159        144        289        459       414
                                           -----      -----      -----      -----      -----     -----
Total for reportable segments                943      1,495      1,270      2,807      4,451     3,367
   Intersegment sales-Papers                 (45)       (72)       (71)      (154)      (245)     (216)
   Intersegment sales-Wood                   (20)       (31)       (20)       (42)       (66)      (69)
   Intersegment sales-Packaging               (1)        (2)        (2)        (4)        (6)       (7)
                                           -----      -----      -----      -----      -----     -----
Consolidated net sales                       877      1,390      1,177      2,607      4,134     3,075
                                           =====      =====      =====      =====      =====     =====

Amortization
   Papers(b)                                  50         79         62        158        250       152
   Paper Merchants                            --         --          1          1          2         3
   Wood                                        6         10          9         18         29        23
   Packaging                                   5          8          7         15         23        21
                                           -----      -----      -----      -----      -----     -----
Total for reportable segments                 61         97         79        192        304       199
   Corporate                                   -          -          1          1          2         2
                                           -----      -----      -----      -----      -----     -----
Consolidated amortization                     61         97         80        193        306       201
                                           =====      =====      =====      =====      =====     =====

Operating profit (loss)
   Papers(b) (c)                              76        121         59        125        199       177
   Paper Merchants                             4          6          3         13         20        13
   Wood(a)                                    (6)       (10)        (4)         8         13       (20)
   Packaging                                  13         21         25         35         56        65
                                           -----      -----      -----      -----      -----     -----
Total for reportable segments                 87        138         83        181        288       235
   Corporate(d)                               (1)        (2)        --         (1)        (2)       14
                                           -----      -----      -----      -----      -----     -----
Consolidated operating profit                 86        136         83        180        286       249
                                           =====      =====      =====      =====      =====     =====

Notes to consolidated financial statements
Three months and nine months ended September 30 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

7. SEGMENTED DISCLOSURES (CONTINUED)

                                               Three months ended September 30   Nine months ended September 30
                                               -------------------------------   ------------------------------
                                                  2002       2002       2001       2002       2002      2001
                                                 -----      -----      -----      -----      -----     -----
                                                  ------ (Unaudited) ------        ------ (Unaudited) ------
                                                                     Restated                         Restated
                                                                     (Note 2)                         (Note 2)
                                                   US$        $          $         US$         $          $
                                                (Note 3)                         (Note 3)
Net additions to property,
      plant and equipment
   Papers                                           20         32         45         48         76       108
   Paper Merchants                                   -          1          1          1          2         4
   Wood                                              8         12         20         15         23        49
   Packaging                                         5          8         12         11         18        29
                                                   ---        ---        ---        ---       ----      ----
Total for reportable segments                       33         53         78         75        119       190
   Corporate                                         1          2          3          4          6         5
   Disposals of property, plant and equipment       (3)        (5)        (1)        (4)        (6)       (3)
                                                   ---        ---        ---        ---       ----      ----
Consolidated net additions to property,
   plant and equipment                              31         50         80         75        119       192
                                                   ===        ===        ===        ===       ====      ====

                                                                        September 30   September 30  December 31
                                                                           2002           2002          2001
                                                                        ------------   ------------  -----------
                                                                         (Unaudited)    (Unaudited)
                                                                                                       Restated
                                                                                                       (Note 2)
                                                                            US$              $            $
                                                                          (Note 3)
Segmented assets
   Papers                                                                 3,355          5,320         5,512
   Paper Merchants                                                          117            185           208
   Wood                                                                     382            606           563
   Packaging                                                                423            671           626
                                                                          -----          -----         -----
Total for reportable segments                                             4,277          6,782         6,909
   Corporate                                                                111            176           146
                                                                          -----          -----         -----
Consolidated assets                                                       4,388          6,958         7,055
                                                                          =====          =====         =====

--------
(a) The net sales and the operating profit for the nine months ended September 30, 2002, reflect a reversal of a $20 million provision recorded in the third quarter and fourth quarter of 2001; $6 million and $14 million respectively, for countervailing and antidumping duties on exports of softwood lumber to the United States.

(b) The 2002 year-to-date results reflect a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the shutdown of the St. Catharines, Ontario, paper mill.

(c) The three months and nine months ended September 30, 2002, include the recognition of $12 million for investment tax credits related to research and development expenses of prior years, reflected as a reduction of the cost of sales.

(d) The nine months ended September 30, 2001, include $14 million primarily related to the cashing in of certain insurance policies.

8. INCOME TAXES

Income tax expense has been reduced by $33 million as a result of a reduction in statutory enacted income tax rates in June 2001. Excluding this item, income tax expense for the nine months ended September 30, 2001, would have been $49 million.

9. DERIVATIVE FINANCIAL INSTRUMENTS

During the three months ended September 30, 2002, the Corporation entered into cash settled swap agreements to manage price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp covering a period starting November 2002 and ending October 2005. The agreements fix the sale price for 1,500 tonnes per month for 36 months of NBSK pulp at US$558 per tonne.

10. COMPARATIVE FIGURES

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    DOMTAR INC.
                                     -------------------------------------------
                                                   (Registrant)



Date: November 13, 2002          By  RAZVAN L. THEODORU
                                     -------------------------------------------
                                     Razvan L. Theodoru
                                     Assistant Secretary